TYCO INTERNATIONAL LTD.
                         The Zurich Centre, Second Floor
                                90 Pitts Bay Road
                                 Pembroke HM O8
                                     Bermuda
                                 (441) 292-8674


                                                    July 8, 2002


VIA EDGAR
---------

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   Tyco International Ltd.
                  Registration Statement on Form S-4 (No. 333-76430)
                  -------------------------------------------------

Gentlemen and Ladies:

            On behalf of Tyco International Ltd. (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned requests that the Securities and Exchange Commission approve the withdrawal of the above-referenced registration statement. The registration statement was filed for the offering of the Company's common shares issuable pursuant to an Agreement and Plan of Merger dated as of December 20, 2001 by and between Tyco Acquisition Corp. 33 and McGrath RentCorp and guaranteed by the Company, which provided for the merger of McGrath with Tyco Acquisition.

            The Company requests the withdrawal of the registration statement due to the termination of the merger agreement by McGrath on July 1, 2002. The Company has not sold any securities in connection with the offering.

            Please contact our counsel, Abbe L. Dienstag, at (212) 715-9280 with any questions concerning this application.

                                    Sincerely,

                                    /s/ Mark H. Swartz
                                    -----------------------------
                                    Executive Vice President
                                    and Chief Financial Officer


cc:   Abbe L. Dienstag, Esq.                      Fati Sadeghi, Esq.
        Kramer Levin Naftalis & Frankel LLP        Tyco International (US) Inc.

      Meredith B. Cross, Esq.                     Bruce A. Mann, Esq.
        Wilmer, Cutler & Pickering                 Morrison & Foerster LLP